HomeProject.com Inc.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 JUN 13 AM 11:09

02034817

June 5, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., (Room 3094 (3-6)
Washington, D.C
U.S.A. - 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4782 - Annual and Special Meeting of Shareholders

Please be advised that the Annual and Special Meeting of Shareholders scheduled for July 8th, 2002 has been cancelled.

If you have any questions, please contact the undersigned.

Yours truly,

HomeProject.com Inc.

Per: Shaun A. Drake

SAD/cd

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

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